

August 11, 2014

<u>Via E-mail</u>
Mr. Weilei Lv, Chief Financial Officer
Universal Solar Technology, Inc.
No. 1 Pingbei Road 2,
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong
The People's Republic of China 519060

    RE: **Universal Solar Technology, Inc.**
               Form 10-K for the Year Ended December 31, 2013
               Filed April 14, 2014
               File No. 333-150768

Dear Mr. Lv:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John Cash

                          John Cash
                          Accounting Branch Chief